June 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:      Carey Credit Income Fund
Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

On behalf of Carey Credit Income Fund (the “Master Fund”), a Delaware statutory trust that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

1.	A copy of the Master Fund’s joint insured fidelity bond;

2.	A copy of the joint fidelity bond agreement between the Master Fund and all of the other named insured;

3.	A Certificate of the Secretary of Master Fund containing the resolutions of the Board of Trustees approving the amount, type, form and coverage of the joint fidelity bond; and

4.	Premiums have been paid for the period beginning February 23, 2015 through February 23, 2016.

The Master Fund would have provided and maintain a single insured bond in the amount of at least $450,000 had it not been named as an insured under a joint insured bond.  The Master Fund has paid a premium for a $1.0 million bond for the policy period of February 23, 2015 through February 23, 2016.

If you have any questions about this filing, please contact the undersigned at 212-492-1100.

Sincerely,

/s/ Paul S. Saint-Pierre

Paul S. Saint-Pierre
Chief Financial Officer, Secretary and Treasurer
Carey Credit Income Fund

CERTIFICATE OF SECRETARY

The undersigned, Paul S. Saint-Pierre, Chief Financial Officer, Secretary and Treasurer of Carey Credit Income Fund, a Delaware statutory trust, does hereby certify that:

1.
This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of Carey Credit Income Fund’s joint insured fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.
The undersigned is the duly elected, qualified and acting Secretary of Carey Credit Income Fund, and has custody of the corporate records of Carey Credit Income Fund and is a proper officer to make this certification.

3.
Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Trustees of Carey Credit Income Fund, including a majority of the Board of Trustees who are not “interested persons” of Carey Credit Income Fund, approving the amount, type, form and coverage of the Bond.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 18th day of June, 2015.

/s/ Paul S. Saint-Pierre

Paul S. Saint-Pierre
Chief Financial Officer, Secretary and Treasurer
Carey Credit Income Fund

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

    All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

    Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.

The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

		Chubb Group of Insurance Companies		DECLARATIONS
				FINANCIAL INSTITUTION INVESTMENT
		15 Mountain View Road, Warren, New Jersey 07059		COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):				Bond Number: 82209631

CAREY CREDIT INCOME FUND
				FEDERAL INSURANCE COMPANY

50 ROCKEFELLER PLAZA				Incorporated under the laws of Indiana
NEW YORK, NY 10020				a stock insurance company herein called the COMPANY
				Capital Center, 251 North Illinois, Suite 1100
				Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	February 23, 2015
		to	12:01 a.m. on	February 23, 2016

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

					DEDUCTIBLE
	INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
	1.	Employee		$1,000,000		$0
	2.	On Premises		$1,000,000		$10,000
	3.	In Transit		$1,000,000		$10,000
	4.	Forgery or Alteration		$1,000,000		$10,000
	5.	Extended Forgery		$1,000,000		$10,000
	6.	Counterfeit Money		$1,000,000		$10,000
	7.	Threats to Person		$ NOT COVERED	$	NOT COVERED
	8.	Computer System		$1,000,000		$10,000
	9.	Voice Initiated Funds Transfer Instruction		$ NOT COVERED	$	NOT COVERED
	10.	Uncollectible Items of Deposit		$1,000,000		$10,000
	11.	Audit Expense		$50,000		$5,000
	12.	Fraudulent Transfer Instructions		$1,000,000		$10,000
	13.	Extended Computer Systems		$1,000,000		$10,000
	14.	Unauthorized Signature		$50,000		$5,000
	15.	Claims Expense		$50,000		$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

	1 - 10

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the
COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty	1.	A.	Employee
Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any Employee, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, which result in improper personal financial gain to either such Employee or other natural person acting in collusion with such Employee, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

		B.	Trade or Loan
Loss resulting directly from dishonest acts of any Employee, committed alone or in collusion with others except with a director or trustee of the
ASSURED who is not an Employee, which arises totally or partially from:

(1) any Trade, or

(2) any Loan,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Employee which result in improper personal financial gain to such Employee and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING
CLAUSE and the Employee was acting in collusion with others and intended to receive improper personal financial gain, but said Employee failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the Employee had obtained such improper personal financial gain provided that the ASSURED establishes that the Employee intended to receive such improper personal financial gain.

		C.	General Agent
Loss resulting directly from dishonest acts of any General Agent, committed alone on in collusion with others except with a director or trustee of the
ASSURED who is not an Employee, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any
General Agent, which result in improper personal financial gain to such
General Agent and which acts were committed with the intent to cause the
ASSURED to sustain such loss.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 1 of 22

Insuring Clauses

Dishonesty	D.	Soliciting Agent
(continued)		Loss resulting directly from dishonest acts of any Soliciting Agent, committed alone on in collusion with others except with a director or trustee of the ASSURED who is not an Employee, provided, however, the
ASSURED shall first establish that the loss was directly caused by dishonest acts of any Soliciting Agent, which result in improper personal financial gain to such Soliciting Agent and which acts were committed with the intent to cause the ASSURED to sustain such loss.

	E.	Third Party Administrator
Loss resulting directly from dishonest acts of any Third Party
Administrator, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any Third Party Administrator, which result in improper personal financial gain to such Third Party Administrator and which acts were committed with the intent to cause the ASSURED to sustain such loss.

	F.	Servicing Contractor
Loss resulting directly from dishonest acts of any Servicing Contractor committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an Employee, provided, however, the
ASSURED shall first establish that the loss was directly caused by dishonest acts of any Servicing Contractor, which result in improper personal financial gain to such Servicing Contractor and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under INSURING CLAUSE
1.C., 1.D., 1.E., or 1.F., and the General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor was acting in collusion with others and intended to receive improper personal financial gain, but said General Agent,
Soliciting Agent, Third Party Administrator or Servicing Contractor failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the General Agent, Soliciting
Agent, Third Party Administrator or Servicing Contractor had obtained such improper personal financial gain provided that the ASSURED establishes that the
General Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor intended to receive such improper personal financial gain.

For the purposes of INSURING CLAUSE 1.C., 1.D., 1.E., and 1.F., the term
General Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor shall be deemed to include the partners, officers and employees of such General Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor. Each General Agent, Soliciting Agent, Third Party Administrator
or Servicing Contractor and its partners, officers, and employees shall collectively be deemed to be one person for the purposes of Section 1, Definitions,
u., Single Loss.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 2 of 22

Insuring Clauses

Dishonesty		For the purpose of this INSURING CLAUSE, improper personal financial gain shall
(continued)		not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by an Employee, General Agent, Soliciting Agent, Third Party Administrator or
Servicing Contractor.

On Premises	2.	Loss of Property resulting directly from:
		a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or
		b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,
while the Property is lodged or deposited at premises located anywhere, including with any authority of a political subdivision in the United States or Canada.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,
		b.	in the custody of a natural person acting as a messenger of the ASSURED,
or
		c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1) written records,
(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed, or
(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration	4.	Loss resulting directly from Forgery on, or fraudulent material alteration of any:
		a.	request for change of beneficiary in any insurance policy issued by the
ASSURED,
		b.	insurance policy loan agreement made with the ASSURED,
		c.	assignment to the ASSURED of any of its insurance policies, or

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 3 of 22

Insuring Clauses

Forgery Or Alteration		d.	Negotiable Instrument:
(continued)			(1)	issued by, made or drawn by, or drawn on the ASSURED, or
			(2)	made or drawn by one acting as agent of the ASSURED,
or purporting to have been so made or drawn.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:
		a.	acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
			(1)	Certificated Security,
			(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,
			(3)	Evidence of Debt,
			(4)	corporate, partnership or personal Guarantee,
			(5)	Security Agreement,
			(6)	Letter of Credit, or
			(7)	Instruction which
				i.	bears a Forgery, or
				ii.	is fraudulently materially altered, or
				iii.	is lost or stolen, or
		b.	guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, Guarantee, or endorsement upon or in connection with any item listed in a.(1) through a.(7) above, or
		c.	acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a
Counterfeit Original.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(7) above by the ASSURED or a
Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 4 of 22

Insuring Clauses
(continued)

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit Money.

Computer System	7.	Loss resulting directly from fraudulent:
		a.	entries of data into, or

		b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,
(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or
(3) an unauthorized account or a fictitious account to be debited or credited.

General Agreements

Joint Assured	A.	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The
COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made	B.	The ASSURED represents that all information it has furnished in the
By Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 5 of 22

General Agreements

Representations Made		The ASSURED must promptly notify the COMPANY of any change in any fact or
By Assured		circumstance which materially affects the risk assumed by the COMPANY under
(continued)		this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or	C.	If the ASSURED, while this Bond is in force, merges or consolidates with, or
Employees – Consolidation,		purchases or acquires assets or liabilities of another institution, the ASSURED
Merger Or Purchase Or		shall not have the coverage afforded under this Bond for loss which has:
Acquisition Of Assets Or		(1)	occurred or will occur on premises,
Liabilities - Notice To		(2)	been caused or will be caused by any employee, or
Company		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.
Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institutions meets all of the following conditions:
			i.	the assets shall not exceed ten percent (10%) of the ASSURED'S assets,
			ii.	there shall be neither any paid nor pending Bond claim for the three (3)
year period prior to the date of acquisition, and
			iii.	the ASSURED is not aware of any disciplinary action or proceeding by
State or Federal officials involving the acquired institution as of the date of acquisition.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 6 of 22

General Agreements

Additional Offices Or		The COMPANY further agrees that as respects any acquisition that involves a
Employees – Consolidation,		State or Federal regulatory assisted acquisition or assumption of assets and/or
Merger Or Purchase Or		liabilities, coverage shall be provided under this Bond for the remainder of the
Acquisition Of Assets Or		BOND PERIOD as long as conditions i. and ii. above are met. As respects As
Liabilities – Notice To		respects such acquisition or assumption of assets and/or liabilities, coverage
Company		applies only to a Single Loss fully sustained by the ASSURED on or after the date
(continued)		of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control -	D.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Notice To Company		exceed sixty (60) days, after the ASSURED learns of a change of control.
There shall be no coverage under this Bond for any loss involving a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of voting stock ownership. A change in control, for the purpose of the required notice, means a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of	E.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed sixty (60) days after the ASSURED receives notice, of any legal
Assured – Election To		proceeding brought to determine the ASSURED'S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this Bond.
Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the
ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 7 of 22

General Agreements

Notice To Company Of		If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against		costs and attorneys' fees incurred by the COMPANY and any settlement or
Assured - Election To		judgment on that part defended by the COMPANY shall be a loss under the
Defend		applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded
(continued)		in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1.	As used in this Bond:
		a.	Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.
		b.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
		c.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:
(1) represented by an instrument issued in bearer or registered form, and
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
		d.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
		e.	Counterfeit Original means an imitation of an actual valid original which is intended to deceive and be taken as the original.
		f.	Employee means:

(1) an officer of the ASSURED,

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 8 of 22

Conditions And
Limitations

Definitions	(2)	a natural person while in the regular service of the ASSURED at any of
(continued)	the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)	a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4)	an attorney retained by the ASSURED and an employee of such
attorney while either is performing legal services for the ASSURED, other than those attorneys and their employees retained by the
ASSURED to:

i.	manage or litigate claims on contracts of insurance or
suretyship, or

ii.	search or close titles on real estate or perform escrow
services or other related services on real estate,

(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6)	an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond, or

(7)	a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED.

Each employer of persons as set forth in f.(4) and f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.u. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or
equivalent income reporting plans of other countries.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 9 of 22

Conditions And
Limitations

Definitions	g.	Evidence of Debt means an instrument, including a Negotiable
(continued)		Instrument, executed by a customer of the ASSURED and held by the
ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.
	h.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.
	i.	General Agent means any natural person, partnership, or corporation duly authorized by the ASSURED to solicit insurance only for the account of the
ASSURED. General Agent does not mean Soliciting Agent, Servicing
Contractor, or Third Party Administrator.
	j.	Guarantee means a written undertaking obligating the signer to pay the debt of another to the ASSURED or its assignee or to a financial institution from which the ASSURED has purchased participation in the debt, if the debt is not paid in accordance with its terms.
	k.	Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:
(1) a description of the issue of which the Uncertificated Security is a part, and
(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and
(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and
(4) the date the transfer or release was registered.
	l.	Instruction means a written order to the issuer of an Uncertificated
Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
	m.	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.
	n.	Loan means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the
ASSURED assumes an existing creditor or lessor relationship.
	o.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.
	p.	Negotiable Instrument means any writing:
(1) signed by the maker or drawer, and

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 10 of 22

Conditions And
Limitations

Definitions		(2) containing an unconditional promise or order to pay a sum certain in
(continued)		Money and no other promise, order, obligation or power given by the maker or drawer, and
(3) is payable on demand or at a definite time, and
(4) is payable to order or bearer.
	q.	Property means Money; Certificated Security; Initial Transaction
Statement; Negotiable Instrument; Certificate of Deposit; Acceptance;
Evidence of Debt; Security Agreement; Letter of Credit; insurance policy issued to the ASSURED; abstract of title, deed and mortgage on real estate;
revenue and other stamps; and books of account and other records recorded in writing, but not data processing records or media.
	r.	Securities means either Certificated Securities or Uncertificated
Securities.
	s.	Security Agreement means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.
	t.	Servicing Contractor means any natural person, partnership or corporation duly authorized by the ASSURED to perform any of the following services:
(1) collect and record payments on real estate mortgage or home improvement loans made, held or assigned by the ASSURED,
(2) establish tax or insurance escrow accounts on real estate mortgage or home improvement loans made, held or assigned by the ASSURED,
(3) manage real property owned by or under the supervision or control of the ASSURED, or
(4) perform other acts related to (1), (2) or (3) above,
but only while such person, partnership or corporation is actually performing such services on behalf of the ASSURED. Servicing Contractor does not mean General Agent, Soliciting Agent, or Third Party Administrator.
	u.	Single Loss means all covered loss, including court costs and attorneys'
fees incurred by the COMPANY under General Agreement E., resulting from:
(1) any one act of burglary, robbery or attempt at either, in which no
Employee is implicated, or
(2) any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of Property, or
(3) all acts other than those specified in u.(1) and u.(2), caused by any natural person or in which such person is implicated, or
(4) any one event not specified in u.(1), u.(2) or u.(3).

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 11 of 22

Conditions And
Limitations

Definitions	v.	Soliciting Agent means any natural person, partnership or corporation
(continued)		engaged or authorized by the ASSURED or by any General Agent of the
ASSURED to solicit insurance for the account of the ASSURED or of such
General Agent, and shall be deemed to include any insurance broker under contract with the ASSURED or with such General Agent. Soliciting Agent does not mean General Agent, Third Party Administrator, or Servicing
Contractor.

	w.	Subsidiary means any organization that, at the inception date of this Bond, is named in the Application or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
	x.	Third Party Administrator means any natural person, partnership, or corporation duly authorized by contractual agreement with the ASSURED to perform any or all of the following services, but only while performing acts within the scope of those services and specifically authorized by contract with the ASSURED:
(1) payment of claims arising under the terms of the policies being serviced,
(2) accounting or other record keeping services for such policies, or other administrative services, or
(3) collection of policy premiums.
Third Party Administrator does not mean General Agent, Soliciting
Agent or Servicing Contractor.

	y.	Trade means any purchase, exchange or sale transaction, with or without the knowledge of the ASSURED, whether or not represented by an indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.
	z.	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
	aa.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or markets, and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 12 of 22

Conditions And
Limitations

Definitions	bb.	Warehousing means the carrying of mortgages in inventory by the use of
(continued)	interim financing, consisting of funds provided by the ASSURED, pending sale and delivery to a subsequent purchaser.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2.	This bond does not directly or indirectly cover:
Applicable To All Insuring	a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses	termination of this Bond as an entirety;
b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
f.	any costs, fees and expenses incurred by the ASSURED:
(1)	in establishing the existence of or amount of loss covered under this
Bond, or
(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;
g.	loss resulting from indirect or consequential loss of any nature;
h.	loss resulting from dishonest acts of any member of the Board of Directors or
Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee or by any General Agent, Soliciting
Agent, Third Party Administrator, or Servicing Contractor:
(1)	of any law regulating:
i.	the issuance, purchase or sale of securities,
ii.	securities transactions on security or commodity exchanges or the over the counter market,
iii.	investment companies,

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 13 of 22

Conditions And
Limitations

General Exclusions -		iv.	investment advisors,
Applicable To All Insuring		v.	insurance companies, or
Clauses
(continued)		(2)	of any rule or regulation made pursuant to any such law;
	j.	loss of confidential information, material or data;
	k.	loss resulting from any actual or alleged:

		(1)	representation or advice, or
		(2)	warranty or guarantee as to the performance of any contract or investment;
	l.	loss due to liability resulting from disclosure of or acting on material nonpublic information;

	m.	loss, including extra-contractual liability sustained by the ASSURED from the issuance by or on behalf of the ASSURED of any contracts or purported contracts of insurance, indemnity or suretyship, except:
		(1)	for the ASSURED'S loss of premiums thereon, or
		(2)	which results directly from the dishonest acts of any Employee,
General Agent, Soliciting Agent, Third Party Administrator, or
Servicing Contractor in adjusting or paying fictitious or fraudulent claims asserted under valid contracts of insurance, indemnity or suretyship,
when such loss is covered under INSURING CLAUSE 1;

	n.	loss from an inspection, title search, survey or report by or for the
ASSURED, whether improperly or dishonestly made, or not made at all;
	o.	loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character, of the ASSURED provided, however, this SECTION
2.o. shall not apply to any General Agent, Soliciting Agent, Third Party
Administrator, or Servicing Contractor;

	p.	loss caused by any employee, agent, broker, factor commission merchant, independent contractor, intermediary, finder or other representative of the same general character, of any third party, while conducting business with the ASSURED on behalf of such third party; or
	q.	loss resulting from the insolvency, bankruptcy or taking over by a trustee, receiver, liquidator, or by State or Federal officials of any depository institution, unless such depository institution is a Third Party Administrator or Servicing Contractor covered under this Bond and such insolvency, bankruptcy or taking over results from dishonest acts of officers or employees of such depository institution.

	r.	loss through the failure to collect or receive funds for the account of the
ASSURED; or
	s.	loss resulting from Warehousing.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 14 of 22

Conditions And
Limitations
(continued)

Specific Exclusions -	3.	This bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss caused by an Employee, General Agent, Soliciting Agent, Third
Clauses Except Insuring			Party Administrator or Servicing Contractor provided, however, this
Clause 1.			Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. Or
3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any natural person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or
(2) to do damage to the premises or Property of the ASSURED;
		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
		d.	loss involving any Uncertificated Security provided, however, this Section
3.d. shall not apply to INSURING CLAUSE 7;
		e.	loss of property while in the mail;
		f.	damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18
United State Code 1961 et seq., as amended;
		g.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the ASSURED provided, however, this Section 3.g. shall not apply to
Securities covered under INSURING CLAUSE 2.a.;
		h.	loss of Property while in the custody of a Transportation Company provided, however, this Section 3.h. shall not apply to INSURING CLAUSE
3)
		i.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S Computer System;

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 15 of 22

Conditions And
Limitations

Specific Exclusions -		j.	loss resulting directly or indirectly from the input of data into a Computer
Applicable To All Insuring			System terminal device, either on the premises of a customer of the
Clauses Except Insuring			ASSURED or under the control of such a customer, by a customer or other
Clause 1.			person who had authorized access to the customer's authentication
(continued)			mechanism;

Specific Exclusions -	4.	This bond does not directly or indirectly cover:
Applicable To All Insuring		a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring			Loan whether such Loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.			fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;
		b.	loss resulting from forgery or any alteration;
		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or
		d.	loss resulting from any Trade provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability
	5.	The COMPANY'S total cumulative liability for all Single Loss of all ASSUREDS
Aggregate Limit Of		discovered during the BOND PERIOD shall not exceed the applicable
Liability		AGGREGATE LIMIT OF LIABILITY as stated in the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY until it is exhausted.
On exhausting the applicable AGGREGATE LIMIT OF LIABILITY by such payments:
		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and
		b.	the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the applicable AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.
The unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with
Section 11. In the event that a loss of Property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the applicable
AGGREGATE LIMIT OF LIABILITY.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 16 of 22

Conditions And
Limitations
(continued)

Single Loss Limit Of	The COMPANY'S liability for each Single Loss shall not exceed the applicable SINGLE
Liability	LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the applicable AGGREGATE LIMIT OF LIABILITY, whichever is less. If a
Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,
regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7.	a.	The ASSURED shall give the COMPANY notice at the earliest practicable
Proof - Legal Proceedings			moment, not to exceed sixty (60) days after discovery of loss, in an amount
Against Company			that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated
in ITEM 3. of the DECLARATIONS.
		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.
		c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount	8.	The COMPANY shall be liable under this Bond only for the amount by which any
Single Loss is greater than the applicable DEDUCTIBLE AMOUNT as stated in
ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable
SINGLE LOSS LIMIT OF LIABILITY.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 17 of 22

Conditions And
Limitations
(continued)

Valuation	9.	The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the
Books Of Account Or		lost books of account or other records, plus the cost of labor paid by the
Other Records		ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Loan		The value of any loss or that portion of any loss resulting from a Loan shall be the amount actually disbursed by the ASSURED to a borrower under such Loan reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all Loans to such borrower, whether or not part of any claim under this Bond.

Money		Any loss of Money, or loss payable in Money, shall be paid in the Money of the
United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

Other Property		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with property of like quality and value, whichever is less.

Securities		The value of any loss of Securities shall be the average market value of such
Securities on the business day immediately preceding discovery of such loss provided, however, that the value of any Securities replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

Set-Off		Any loss covered under INSURING CLAUSE 1. shall be reduced by a set-off consisting of the amount owed to the Employee causing the loss, whether or not assigned to another.

Any loss covered under INSURING CLAUSE 1. shall be reduced by a set-off consisting of the amount owed to any General Agent, Soliciting Agent, Third
Party Administrator, or Servicing Contractor, causing the loss, whether or not assigned to another.

Trade		The value of any loss or that portion of any loss resulting from a Trade shall be reduced by the amount of commissions and other amounts received by the
ASSURED as a result of such Trade.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 18 of 22

Conditions And
Limitations
(continued)

Securities Settlement	10.	In the event of a loss of Securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement Securities, tender the value of the
Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:
		a.	for Securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;
		b.	for Securities having a value in excess of the applicable DEDUCTIBLE
AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the
percentage that the DEDUCTIBLE AMOUNT bears to the value of the
Securities;
		c.	for Securities having a value greater than the applicable SINGLE LOSS
LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the Securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9., Valuation, regardless of the value of such Securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of
Securities which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Section 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement Securities.

Subrogation -	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to
Assignment - Recovery		all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:
		a.	first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the
SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,
		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 19 of 22

Conditions And
Limitations

Subrogation -		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
Assignment - Recovery			AMOUNT, and
(continued)		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
ASSURED which was not covered under this Bond.
Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.
This Bond does not afford coverage in favor of any General Agent, Soliciting
Agent, Third Party Administrator or Servicing Contractor and in the event of a payment of a loss caused by any General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as described in this SECTION against any General Agent, Soliciting Agent, Third Party Administrator or
Servicing Contractor.

Cooperation Of Assured	12.	At the COMPANY'S request, and at reasonable times and places designated by the COMPANY, the ASSURED shall:
		a.	submit to examination by the COMPANY and subscribe to the same under oath, and
		b.	produce for the COMPANY'S examination all pertinent records, and
		c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	This Bond terminates as an entirety on the earliest occurrence of any of the following:
		a.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this Bond, or
		b.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or
		c.	immediately on the dissolution of the ASSURED, or
		d.	immediately on the taking over of the ASSURED by another entity, or
		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
		f.	immediately on expiration of the BOND PERIOD.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 20 of 22

Conditions And
Limitations

Termination		This Bond terminates as to any Employee:
(continued)		(1)	immediately on the ASSURED, or any of its directors, trustees or officers not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or
		(2)	fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Employee.

Termination as to any Employee shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.
Such termination, however, is without prejudice to the loss of any Property then in transit in the custody of such Employee.

This Bond terminates as to any General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor:

		(1)	immediately on the ASSURED, or any or its directors, trustees or officers not acting in collusion with such General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor, learning of any dishonest act committed by such General Agent, Soliciting Agent, Third Party
Administrator or Servicing Contractor at any time, whether under contract to the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

		(2)	fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any General
Agent, Soliciting Agent, Third Party Administrator or Servicing
Contractor.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
		a.	the ASSURED, or
		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 21 of 22

Conditions And
Limitations
(continued)

Employee Benefit Plans	15.	All of the ASSURED'S employee benefit plans that qualify under Section 412 of
		the Employee Retirement Income Security Act of 1974 (ERISA), are provided
		bonding protection under INSURING CLAUSE 1., DISHONESTY, as required
		under ERISA.

Conformity	16.	If any limitation within this Bond is prohibited by any law controlling this Bond's
		construction, such limitation shall be deemed to be amended so as to equal the
		minimum period of limitation provided by such law.

Change Or Modification	17.	This Bond or any instrument amending or affecting this Bond may not be changed
		or modified orally. No change in or modification of this Bond shall be effective
		except when made by written endorsement to this Bond signed by an authorized
		representative of the COMPANY.

Form C-L (12-97)
Form 17-02-1411 (Ed. 12-97)	Page 22 of 22

FEDERAL INSURANCE COMPANY
Endorsement No:	1
Bond Number:	82209631

NAME OF ASSURED: CAREY CREDIT INCOME FUND

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

CAREY CREDIT INCOME FUND
CAREY CREDIT INCOME FUND 2015 A
CAREY CREDIT INCOME FUND 2015 T

This Endorsement applies to loss discovered after 12:01 a.m. on February 23, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2015

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 23, 2015				FEDERAL INSURANCE COMPANY
				Endorsement/Rider No.	2
To be attached to and
				form a part of Bond No.	82209631

Issued to: CAREY CREDIT INCOME FUND

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT
(For use with the ICAP bond)

In consideration of the premium charged, it is agreed that this bond is amended as follows:

(1)	The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in a Customer’s account, or a Customer’s Certificated Security or Uncertificated Security, in reliance upon a fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or electronic mail; provided, however, that:

	A.	the fraudulent instruction purports, and reasonably appears, to have originated from:
		i.	such Customer, or
		ii.	an Employee acting on instructions of such Customer, or
		iii.	another financial institution acting on behalf of such Customer with authority to make such instructions; and

	B.	the sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

	C.	the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

	D.	the instruction was received by an Employee specifically authorized by the ASSURED to receive and act upon such instructions; and

E.
for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the ASSURED verified the instructions via a call back to a predetermined telephone number set forth in the ASSURED’s written agreement with such Customer or other verification procedure approved in writing by the COMPANY; and

14-02-21330 (10/2014)

	F.	the ASSURED preserved a contemporaneous record of the call back, if any, and the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

(2)	For the purposes of the coverage afforded by this endorsement, the following terms shall have the following meanings:

Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

	(1)		represented by an instrument issued in bearer or registered form, and

	(2)		of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

	(3)		either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED authorizing the ASSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in reliance upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

	(1)		not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

	(2)		of a type commonly dealt in on securities exchanges or markets, and

	(3)		either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(3)
It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

(4)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:

A.
Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s assword, PIN or other security code; and

B.
Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

		i.	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or
		ii.	the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.

14-02-21330 (10/2014)

(5)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is deleted and replaced with the following:

k.
loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the Fraudulent Transfer Instruction Insuring Clause.

(6)
For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.

(7)	For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $ 1,000,000. The Deductible Amount shall be $ 10,000.

(8)	The amount of any single transfer for which verification via call back will be required is: $ 10,000.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-21330 (10/2014)

FEDERAL INSURANCE COMPANY
Endorsement No:	3
Bond Number:	82209631

NAME OF ASSURED: CAREY CREDIT INCOME FUND

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:
13. Extended Computer Systems
	A.	Electronic Data, Electronic Media, Electronic Instruction
Loss resulting directly from:
(1) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,
(2) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,
(3)
the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

(4)
the damage or destruction of Electronic Data, Electronic Media or ElectronicInstruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 13, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 1

B.	Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

	(1)	an Electronic Communication System,
	(2)	an automated clearing house or custodian, or
(3)
a Telex, TWX, or similar means of communication, directly into the ASSURED'S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED'S Computer System or Communication Terminal.

C.	Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house,custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

	(1)	an Electronic Communication System,
	(2)	an automated clearing house or custodian, or
(3)
a Telex, TWX, or similar means of communication, directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED'S  Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 2

2.	By adding to Section 1., Definitions, the following:
cc.
Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

dd.
Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

	ee.	Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.
	ff.	Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.
	gg.	Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.	By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:
Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 13
This Bond does not directly or indirectly cover:
a.
loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

	b.	loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;
c.
loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.
loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism; or

	e.	liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or
	f.	loss resulting directly or indirectly from:
(1) written instruction unless covered under this INSURING CLAUSE; or
(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 3

4.	By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on February 23, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2015

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)	Page 4

FEDERAL INSURANCE COMPANY
Endorsement No:	4
Bond Number:	82209631

NAME OF ASSURED: CAREY CREDIT INCOME FUND

UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:
	14.	Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.	By adding to Section 1., Definitions, the following:
	hh.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.
	ii.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
		(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
		(2)	of a type commonly dealt in on securities exchanges or markets, and
		(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

jj.
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by  a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on February 23, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2015

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

FEDERAL INSURANCE COMPANY
Endorsement No:	5
Bond Number:	82209631

NAME OF ASSURED: CAREY CREDIT INCOME FUND

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:
15. Claims Expense
Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1) the loss is covered under the Bond, and
(2) the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on February 23, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2015

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

	ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 23, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	6
	To be attached to and
	form a part of Bond No.	82209631

Issued to: CAREY CREDIT INCOME FUND

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY
Endorsement No:	7
Bond Number:	82209631

NAME OF ASSURED: CAREY CREDIT INCOME FUND

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13, Termination, the following:

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

Bonds In Effect More Than Sixty (60) Days

If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

	1.	Nonpayment of premium;

	2.	Conviction of a crime arising out of acts increasing the hazard insured against ;

	3.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

	4.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

5.
If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 1

6.
A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7.
Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations
The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.	By adding a new Section reading as follows:
"Section 18. Election To Conditionally Renew / Nonrenew This Bond Conditional Renewal
If the COMPANY conditionally renews this Bond subject to:
	1.	Change of limits of liability ;
	2.	Change in type of coverage;
	3.	Reduction of coverage;
	4.	Increased deductible;
	5.	Addition of exclusion; or
6.
Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal
1.
If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

		a.	The expiration date; or
		b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 2

2.
Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.
Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3.	By adding to General Agreement B., Representations Made By Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on February 23, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2015

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 3

	ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 23, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	8
	To be attached to and
	form a part of Bond No.	82209631

Issued to: CAREY CREDIT INCOME FUND

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940(“the Act”), due to:

(i) the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)
an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

FEDERAL INSURANCE COMPANY
Endorsement No:	9
Bond Number:	82209631

NAME OF ASSURED: CAREY CREDIT INCOME FUND

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13., Termination, the following:
"Termination By The Company Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

	1.	Nonpayment of premium;
	2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
3.
Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

	4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
5.
Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

	6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
	7.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
	8.	Such other reasons that are approved by the Commissioner;
	9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
	10.	Substantial breaches of contractual duties, conditions or warranties; or
	11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date.

If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”

2.
It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on February 23, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 17, 2015

ICAP Bond
Form 17-02-1360 (Rev. 10-99)	Page 3

	ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: February 23, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	10
	To be attached to and
	form a part of Bond No.	82209631

Issued to: CAREY CREDIT INCOME FUND

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT (the “Agreement”) is dated as of February 23, 2015, by and among Carey Credit Income Fund (a “Company”), a Delaware statutory trust, and Carey Credit Income Fund 2015 A and Carey Credit Income Fund T (the “Feeder Funds”), each a Delaware statutory trust.

WITNESSETH:

WHEREAS, the Company and the Feeder Funds are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a bond issued by Federal Insurance Company (the “Bond”);

WHEREAS, the Company and the Feeder Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), under which the Company and the Feeder Funds are named insureds; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them;

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1.           Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2.           In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, which shall be an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3.           Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4.           This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without written consent of the other party.

5.           This Agreement may be amended by the parties hereto only if such amendment is approved by the boards of trustees of the Company and the Feeder Funds and such amendment is set forth in a written instrument executed by each of the parties hereto.

6.           This Agreement shall be construed in accordance with the laws of the State of New York.

This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

CAREY CREDIT INCOME FUND

By:	\s\ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

CAREY CREDIT INCOME FUND 2015 A

By:	\s\ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

CAREY CREDIT INCOME FUND 2015 T

By:	\s\ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

Exhibit A
Approval of Joint Fidelity Bond Agreement and Related Fidelity Bond

RESOLVED, that the Companies shall be named as an insured under a joint fidelity bond having an aggregate coverage of $1,000,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Companies from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

RESOLVED, that the joint fidelity bond in the amount presented at the meeting be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Trustees, including the amount of the bond, the expected value of the assets of each Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of each Company’s assets, and the nature of the securities in each Company’s portfolio; and

RESOLVED, that the share of the premium to be allocated to each Company for the bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be and the same hereby is, approved, after the Board of Trustees having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the relevant Company under the bond is less than the premium the relevant Company would have had to pay had it maintained a single insured bond; and

RESOLVED, that the officers of the Companies, be and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at the meeting with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Companies and also by the other named insured, each Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the proposed Joint Fidelity Bond Agreement among the Companies is approved, with such further changes therein as the officers of the Companies may determine to be necessary or desirable and proper, with the advice of the Companies’ counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Chief Financial Officer of the Companies, be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Premiums have been paid for the period beginning February 23, 2015 through February 23, 2016.